UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 25, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 25 October 2018

Financial results at 30 September 2018

Continued solid growth in adjusted EBITDA

	Q3 2018	Comparable basis	Historical basis	9M 2018	Comparable basis	Historical basis
In millions of euros

Revenues	10 307	0.6%	1.0%	30 570	1.3%	0.9%
Adjusted EBITDA	3 687	3.0%	3.0%	9 671	3.2%	2.8%
CAPEX (excluding licences)	1 772	10.9%	10.9%	5 141	6.0%	5.5%
Operating Cash-Flow	1 915	(3.5)%	(3.5)%	4 530	0.1%	(0.2)%

The first nine months of the year confirm the acceleration in revenues and adjusted EBITDA growth compared to 2017. Adjusted EBITDA growth remained solid (+3%) in the third quarter[1].

•  The 1.3% growth in revenues in the first nine months of 2018 exceeded that of the full year 2017 (+1.2%). In the third quarter, revenue growth proved to be resilient, up 0.6% year on year, against a backdrop of increasingly intense competition in our key markets, particularly in France and Spain.

• The 3.2% growth in adjusted EBITDA in the 9-month period confirmed the objective of stronger growth in 2018 compared to that achieved in 2017. The adjusted EBITDA growth of 3.0% in the third quarter is in line with the trend of the previous quarters, with continued efforts to control costs. The adjusted EBITDA margin for the telecom activities improved compared to 2017, up 0.7 points in the first nine months of the year and up 1.0 point in the third quarter.

• CAPEX for the third quarter was 5.141 billion euros, up 6.0% on a comparable basis, in line with the objective of 7.4 billion euros for the full year. These investments positioned Orange yet again as the number one provider in France in terms of the quality of its mobile network in the 2018 ARCEP survey.

Third quarter results also demonstrate a strong commercial performance, particularly:

• In France, where the success of the new offers contributed to the growth of our fixed broadband customer base, including a record for a third quarter in fibre.

• In Spain, where the net change in the fixed broadband customer base returned to growth, thanks to fibre and the success of our content aggregation TV strategy including football.

• In Europe, with an acceleration of growth in mobile contract and fixed broadband customer base, which was driven by the success of the Love convergent offers.

• In Africa & Middle East where we continued to accelerate 4G and reached 15 million of 4G customers at the end of the third quarter, a milestone for the company, representing a 57% increase year on year.

2018 and mid-term outlook

Based on these results, Orange re-affirms its objectives for 2018:

• Growth in adjusted EBITDA greater than that achieved in 2017 on a comparable basis;

• Increased CAPEX, peaking at 7.4 billion euros in 2018;

• Growth in Operating Cash Flow greater than in 2017 on a comparable basis;

• The ratio of net debt to adjusted EBITDA for the telecom activities to be maintained at about 2x in the medium term, to preserve Orange's financial strength and investment capacity.

• Payment of a dividend of 0.70 euros per share for the full year 2018 (if approved at the 2019 Annual General Meeting). The dividend increase of 0.05 euros will be included in the interim dividend (0.30 euros per share), which is expected to be paid on 6 December 2018

For 2019 and 2020, growth in adjusted EBITDA, a reduction in CAPEX and growth in Operating Cash Flow.

Commenting on the publication of the 2018 third quarter results, Stéphane Richard, Chairman and CEO of the Orange Group, said:

“The Group has maintained its strong momentum during this third quarter, with increased revenues of +0.6% despite particularly intense competition in our key markets, while maintaining solid EBITDA growth of +3.0%, an indication of the appropriateness of our strategy.

In France, in spite of the competitive context, we increased our mobile contract base by 82,000 customers and our fibre base by 157,000 customers. This commercial performance was underpinned by our investments in our networks (Orange was recently ranked first by ARCEP for the quality of its mobile network for the 8th successive year) and by a targeted marketing strategy, combining improved pricing focusing on value and the launch of a new broadband double-play offer by Sosh. Revenue growth and successful cost management have enabled Orange France to confirm its continued EBITDA improvement.

A similar strategy has supported Orange Spain’s broadband sales and TV subscriptions performance thanks to investments in fibre and has also enabled it to respond in a targeted way to aggressive moves by our competitors in the mobile business.

In Europe, where growth reached +1.6% thanks to our convergence strategy, I’d like in particular to highlight the important progress made by Orange Poland in the development of its “Orange One” strategy that led to a return to growth during the quarter.

Our African and Middle East activities are maintaining a good level of growth notwithstanding specific operational challenges in the Côte d’Ivoire. I’d like to underline in particular the strong performance in Burkina Faso and the Democratic Republic of the Congo, which also returned to growth this quarter.

Finally, Orange Business Services continues its progress with sustained momentum in the areas of cybersecurity and cloud services.”

The financial data in this press release are unaudited.

In order to make 2017 data comparable with that of 2018, the 2017 results are adjusted to reflect the changes in the scope of consolidation and foreign exchange fluctuations during the period. At the end of September, their impact was respectively, +71 and -194 million euros in revenues, -2 and -37 million euros in adjusted EBITDA, +1 and -26 million euros in CAPEX and -3 and -10 million euros in operating cash flow. The changes in the scope of consolidation primarily resulted from the consolidation of Business & Decision, and foreign exchange fluctuations resulted mainly from the variation in the value of the U.S. dollar, the Egyptian pound, the Jordanian dinar and the Guinean franc against the euro.

More detailed information is available on the Orange website, in the “Investors / Results and Presentations” section.

www.orange.com

Key figures

•   30 September data

	2018	2017	2017	change	change
		comparable	historical	comparable	historical
In millions of euros		basis	basis	basis	basis

Revenues	30,570	30,174	30,297	1.3%	0.9%
Of which:
France	13,524	13,364	13,362	1.2%	1.2%
Spain	3,974	3,890	3,890	2.2%	2.2%
Europe	4,185	4,132	4,108	1.3%	1.9%
Africa & Middle East	3,834	3,651	3,756	5.0%	2.1%
Enterprise	5,314	5,354	5,391	(0.7)%	(1.4)%
International Carriers & Shared Services	1,132	1,220	1,234	(7.2)%	(8.2)%
Intra-Group eliminations	(1,395)	(1,437)	(1,444)	-	-
Adjusted EBITDA*	9,671	9,372	9,411	3.2%	2.8%
of which telecom activities	9,761	9,416	9,455	3.7%	3.2%
As % of revenues	31.9%	31.2%	31.2%	0.7 pt	0.7 pt
of which Orange Bank	(92)	(44)	(44)	110.1%	110.1%
CAPEX (excluding licenses)	5,141	4,848	4,873	6.0%	5.5%
of which telecom activities	5,111	4,811	4,836	6.2%	5.7%
As % of revenues	16.7%	15.9%	16.0%	0.8 pt	0.8 pt
of which Orange Bank	30	37	37	(17.9)%	(17.9)%
Operating Cash-Flow	4,530	4,525	4,538	0.1%	(0.2)%

•   Quarterly data

	Q3 2018	Q3 2017	Q3 2017	change	change
		comparable	historical	comparable	historical
In millions of euros		basis	basis	basis	basis

Revenues	10,307	10,250	10,209	0.6%	1.0%
Of which:
France	4,572	4,533	4,532	0.9%	0.9%
Spain	1,340	1,333	1,333	0.5%	0.5%
Europe	1,411	1,389	1,392	1.6%	1.3%
Africa & Middle East	1,310	1,263	1,264	3.7%	3.6%
Enterprise	1,785	1,825	1,777	(2.2)%	0.4%
International Carriers & Shared Services	374	412	415	(9.2)%	(10.0)%
Intra-Group eliminations	(483)	(504)	(506)	-	-
Adjusted EBITDA*	3,687	3,581	3,581	3.0%	3.0%
of which telecom activities	3,718	3,597	3,597	3.3%	3.3%
As % of revenues	36.1%	35.1%	35.2%	1.0 pt	0.8 pt
of which Orange Bank	(31)	(17)	(17)	89.0%	89.0%
CAPEX (excluding licenses)	1,772	1,597	1,597	10.9%	10.9%
of which telecom activities	1,762	1,586	1,586	11.1%	11.1%
As % of revenues	17.1%	15.5%	15.5%	1.6 pt	1.6 pt
of which Orange Bank	10	12	12	(13.7)%	(13.7)%
Operating Cash-Flow	1,915	1,983	1,983	(3.5)%	(3.5)%

* EBITDA adjustments are described in Appendix 2.

Comments on key Group figures[2]

Revenues

Orange Group revenues were 10.307 billion euros in the third quarter of 2018, an increase of 0.6% (+58 million euros) on a comparable basis. In the first nine months, revenues increased 1.3% (+0.9% excluding the positive impact from ePresse and audiobook offers). This slowdown can be explained by the increasingly competitive landscape and by a decline in wholesale and equipment sales revenues. At Group level, the performance of the principal services was as follows:

Revenues from Convergent offers, sold in all European countries, continued to grow rising 9.5% in the third quarter and 11.4% in the first nine months of 2018.

Revenues from Mobile Only services rose 1.3% in the third quarter and 1.5% in the first nine months of 2018, driven by the steady growth of prepaid in Africa & Middle-East.

Revenues from Fixed Only services decreased 3.1% in the third quarter and 3.3% in the 9-month period, due to the shift towards convergent offers and the slowdown in fixed narrowband services.

Revenues from IT and integration services were up 7.9% in the third quarter and 6.9% in the first nine months of 2018, driven by revenues from the Cloud and Orange Cyberdefense, which rose 10% and 16% respectively.

Revenues from Wholesale were down 4.1% in the third quarter (-3.1% in the 9-month period), affected by the decrease in fibre co-financing in France compared to the previous quarter and by the decrease in international carrier services.

Revenues from equipment sales decreased 2.1% in the third quarter and were up 2.9% in the 9-month period.

Customer base growth

There were 10.778 million customers for convergent offers across the Group at 30 September 2018, up 7.2% year on year on a comparable basis, including 6.119 million customers in France, 3.123 million in Spain and 1.536 million in Europe.

Mobile customers reached 200.922 million as of 30 September 2018, up 0.9% year on year, driven by a return to positive sales in the third quarter, with 1.917 million new customers. The growth in mobile contract customers (+2.2% year on year) exceeded that in prepaid customers (+0.1%).

There were 19.866 million fixed broadband customers across the Group at 30 September 2018, an increase of 3.6% year on year. Very high-speed fixed broadband grew 36% year on year to reach 5.890 million customers.

TV services had 9.374 million customers at 30 September 2018, a 5.7% year-on-year increase.

Adjusted EBITDA

The Group’s adjusted EBITDA was 3.687 billion euros in the third quarter of 2018, an increase of 3.0% on a comparable basis, in line with previous quarters. In the first nine months of 2018, adjusted EBITDA grew 3.2%, up 1.9% excluding the positive impact from ePresse and audiobook offers. Compared to the second quarter, the decline in revenue growth, mainly from low-margin activities such as equipment sales and IT, was offset by lower commercial expenses.

Adjusted EBITDA from the telecom activities was 3.718 billion euros in the third quarter, up 3.3% on a comparable basis and the margin was 36.1% (up 1.0 point year on year). In the first nine months, adjusted EBITDA from the telecom activities was up 3.7%. This growth was generated primarily by the remarkable performance of France, Spain and Africa & Middle East.

CAPEX

Group CAPEX totalled 5.141 billion euros in the first nine months of the year, up 6% on a comparable basis. This increase is due to the different timing in CAPEX this year, which led to comparatively larger expenses in the third quarter, in line with the objective of 7.4 billion euros in CAPEX for the full year 2018. CAPEX for the telecom activities, as a percentage of revenues, was 16.7% (up 0.8 points over one year).

The Group accelerated its fibre deployment: as a result, at 30 September 2018, 30.8 million households had connectivity to very high-speed broadband[3] (an increase of 6.2 million or 25.1% year on year), including 13.3 million in Spain, 10.9 million in France, 3.2 million in Poland and 2.3 million in Romania (following the network sharing agreement with Telekom Romania).

Investment in 4G et 4G+ mobile services was sustained with an acceleration in the deployment of 4G sites in France, Spain and Africa & Middle East (notably Mali, Morocco, Senegal and Côte d’Ivoire). In France, the Group’s capital expenditure efforts in mobile networks are clearly reflected in the results of the 2018 ARCEP annual survey, which ranked Orange yet again as the number one provider in France for the quality of its mobile network.

Changes in asset portfolio

On 14 August 2018, Orange finalised the acquisition of 100% of the capital of Basefarm Holding AS, a major player in cloud infrastructure and critical application services in Europe. The acquisition strengthens the position of Orange Business Services, which is already the leader in the market for cloud computing services in France and a significant player in Europe.

Review by operating segment

France

	Q3 2018	change	change	9M 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	4,572	0.9%	0.9%	13,524	1.2%	1.2%
Retail services	2,755	2.1%	2.1%	8,238	2.4%	2.4%
Convergence	1,126	10.7%	10.7%	3,322	12.3%	12.3%
Mobile Only	587	(2.5)%	(2.5)%	1,770	(2.1)%	(2.1)%
Fixed Only	1,041	(3.4)%	(3.4)%	3,146	(4.0)%	(4.0)%
Fixed Only broadband	644	3.1%	3.1%	1,925	1.9%	1.9%
Fixed Only narrowband	397	(12.2)%	(12.2)%	1,221	(12.0)%	(12.0)%
Wholesale	1,355	(2.2)%	(2.1)%	3,970	(2.1)%	(2.1)%
Equipment sales	349	2.6%	2.6%	959	4.3%	4.3%
Other revenues	114	2.5%	2.5%	355	2.8%	2.8%

In the third quarter of 2018, revenues in France were up for the sixth quarter in a row. Thanks to the further deployment of our value strategy, Fixed Only, Mobile Only and convergent ARPOs have all improved.

Revenues, rose 0.9% year on year on a comparable basis in the third quarter of 2018, following an increase of 0.6% in the second quarter. As in the three previous quarters, this third quarter benefited from the favourable impact of the inclusion ePresse offers and audiobooks. Excluding this effect, revenues were quasi stable year on year (-0.1%).

In an intense promotional market environment in the third quarter, Orange’s customer base continued to grow, driven by strong net sales: up 2.6% year on year for mobile contract customers (19.123 million customers at 30 September 2018) and up 2.2% year on year for fixed broadband customers (11.389 million customers). Fibre continued to increase steadily (+31.1%), achieving the best ever third quarter results for fibre.

Revenues from convergence rose 10.7%, convergent ARPO was up 4% in the third quarter, following an increase of 3.2% in the second quarter. The convergent customer base continued to grow: convergent fixed broadband customers increased 4.6% year on year (6.119 million customers at 30 September 2018), while the number of SIM cards for convergent offers increased 7.4% year on year (9.620 million customers).

Mobile Only revenues decreased of 2.5% year on year. Mobile Only ARPO was up 2.7% thanks to a favourable shift in the mix of mobile offers.

Broadband Fixed Only revenues were up 3.1% in the third quarter of 2018, after rising 0.7% in the second quarter. Broadband Fixed Only ARPO rose 3% in the third quarter after a 2.6% increase in the second quarter. Fixed Only narrowband revenues[4] continued their downward trend, declining 12.2% in the third quarter of 2018.

Wholesale revenues were down 2.2% in the third quarter of 2018, after declining 1.3% in the second quarter. Unbundling revenues continued to decline as a result of the deployment of fibre and continue to be negatively impacted in the 9-month period by the decrease of the regulated unbundling tariffs as set on 1st January 2018.

Spain

	Q3 2018	change	change	9M 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,340	0.5%	0.5%	3,974	2.2%	2.2%
Retail services	973	(0.2)%	(0.2)%	2,893	1.7%	1.7%
Convergence	539	0.8%	0.8%	1,603	3.6%	3.6%
Mobile Only	309	(1.9)%	(1.9)%	918	(0.8)%	(0.8)%
Fixed Only	125	(0.9)%	(0.9)%	370	0.2%	0.2%
Wholesale	211	6.4%	6.4%	582	3.8%	3.8%
Equipment sales	155	(2.1)%	(2.1)%	499	3.0%	3.0%

Orange Spain’s fixed broadband customer base returned to growth driven by strong momentum in fibre and TV offers including football, which attract high-revenue customers. The strong commercial performance in a highly competitive environment confirms the success of strategy in place.

Revenues rose 0.5% in the third quarter of 2018, after growing 1.8% in the second quarter. This slow growth is due to decreasing prices for mobile termination (+1.4% excluding this impact), easing equipment sales (down 2.1% in the third quarter after a decline of 0.4% in the second quarter) and a slowdown in retail services (down 0.2%). Wholesale revenues showed a significant increase.

Customer base growth was positive despite strong competition in the entry-level segment for mobile and fixed broadband. The mobile contract customer base, excluding machine-to-machine, grew 7% year on year (11.5 million customers). The fixed broadband customer base continues to increase, with 13,000 additional net sales (4.14 million customers at 30 September 2018) driven by the success of fibre: 158,000 net sales in the third quarter and 2.721 million customers (up 30.6% year on year). Fibre now represents 65.8% of the fixed broadband customer base, up 16 points year on year. The TV customer base increased, with 46,000 net sales in the third quarter, totalling 685,000 customers, representing 17% of the fixed broadband customer base, up 2 points year on year. This performance reflects the success of both Orange Spain’s open and premium content aggregation strategy. The residential convergent customer base was up 1.2% year on year (3.123 million customers).

Convergence revenues rose 0.8% in the third quarter of 2018, after increasing 3.1% in the second quarter. Convergent ARPO decreased slightly in the third quarter (-0.3%) against a backdrop of intense competition. Convergent customers represented 85.1% of the consumer fixed broadband customer base at 31 March 2018, up 2.3 points year on year.

Mobile Only revenues were down 1.9% in the third quarter, after rising 2.6% in the second quarter, notably with a customer mix still marked by a weaker decline in the number of contract customers compared to prepaid. Mobile Only ARPO remained stable in the third quarter at 12.6 euros.

Fixed Only revenues were down 0.9% in the third quarter of 2018, after rising 0.6% in the second quarter. Broadband Only ARPO was up 1.7% in the third quarter, after rising 3.9% in the second quarter.

Wholesale increased 6.4% in the third quarter of 2018, after decreasing 0.6% in the second quarter of 2018, driven by good momentum in services to international carriers.

Europe

	Q3 2018	change	change	9M 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,411	1.6%	1.3%	4,185	1.3%	1.9%
Retail services	886	2.6%	2.2%	2,615	1.9%	2.1%
Convergence	122	52.9%	51.9%	335	56.7%	57.2%
Mobile Only	559	(1.1)%	(1.4)%	1,651	(2.5)%	(2.4)%
Fixed Only	170	(8.4)%	(9.2)%	527	(8.3)%	(7.9)%
IT & Integration services	35	8.8%	8.0%	102	21.5%	21.9%
Wholesale	285	(2.1)%	(2.4)%	859	1.3%	1.5%
Equipment sales	207	5.6%	6.3%	605	3.3%	4.4%
Other revenues	32	(14.9)%	(15.4)%	106	(19.7)%	(12.5)%

Revenues in Europe[5] grew driven by convergence, which is still growing quickly. Revenue growth in Poland retuned to growth.

Revenues in the Europe segment (which includes Poland, Belgium, Romania, Luxembourg, Slovakia and Moldavia), grew 1.6% in the third quarter of 2018 on a comparable basis, after rising 0.3% in the second quarter. Retail services growth also improved, reaching 2.6% growth in the third quarter, after rising 2.0% in the second quarter. Equipment sales grew 5.6%, after a slight decrease of 0.4% in the second quarter.

The mobile contract customer base (18.873 million, excluding machine-to-machine) grew 1.1% year on year in the third quarter after rising 1.2% in the second quarter, with an overall improvement across all countries. The fixed broadband customer base (3.173 million) grew 11.8% in the third quarter, after rising 12.9% in the second quarter. Very high-speed fixed broadband reached 698,000 customers at 30 September 2018.

Convergence revenues continued to grow quickly, up 52.9% in the third quarter, after increasing 57.8% in the second quarter. The convergent customer base (1.536 million at 30 September 2018) was up 38.0% year on year in the third quarter, mainly in Poland, Romania and Belgium.

Mobile Only revenues declined 1.1% in the third quarter of 2018, after decreasing 3.6% in the second quarter, mainly due to the shift towards convergent offers.

Fixed Only revenues, generated mainly by Poland, fell 8.4% in the third quarter of 2018, after a decline of 6.5% in the second quarter.

Similarly, the growth in IT and integration services in the third quarter (up 8.8%, after increasing 33.8% in the second quarter) was mainly driven by Poland.

Wholesale was down 2.1% in the third quarter of 2018, after rising 2.3% in the second quarter, due to a smaller contribution from mobile services to carriers.

Africa & Middle East

	Q3 2018	change	change	9M 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,310	3.7%	3.6%	3,834	5.0%	2.1%
Retail services	1,079	6.7%	6.6%	3,148	7.6%	4.7%
Mobile Only	964	6.5%	6.0%	2,821	8.1%	4.9%
Fixed Only	113	7.3%	10.7%	318	2.5%	1.5%
IT & Integration services	2	82.6%	98.9%	9	85.9%	114.2%
Wholesale	204	(11.7)%	(11.6)%	607	(8.3)%	(10.9)%
Equipment sales	18	16.8%	11.9%	58	35.2%	29.8%
Other revenues	9	62.3%	68.1%	22	(2.5)%	(4.7)%

Africa & Middle East continued its growth momentum with increased revenues and a steady development of the mobile customer base.

Africa & Middle East revenues were up 3.7% on a comparable basis in the third quarter of 2018, after rising 5.2% in the second quarter. Retail services revenues remained strong, up 6.7% in the third quarter, after rising 7.7% in the second quarter, driven by Orange Money, up 34% year on year in the third quarter, and data services. Five countries posted double-digit growth, including Burkina Faso (+14.6%), Egypt (+11.0%) and the Democratic Republic of Congo (+10.7%).

The mobile customer base in Africa & Middle East was stable over one year (118.25 million at 30 September 2018, despite the impact of change in regulation. 4G customers grew 57% year on year to reach the 15 million customers milestone in the third quarter 2018.

Mobile Only services revenues grew 6.5% in the third quarter after rising 8.5% in the second quarter, driven by the increase in data services and a continuous development of voice.

Fixed only services revenues grew 7.3% year on year in the third quarter of 2018, after increasing 1.1% in the second quarter. The number of fixed broadband customers increased 18.5% in the third quarter (917,000 at 30 September 2018).

Wholesale revenues were down 11.7% in the third quarter, after declining 6.2% in the second quarter, taking the low level of international traffic into account.

Enterprise

	Q3 2018	change	change	9M 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	1,785	(2.2)%	0.4%	5,314	(0.7)%	(1.4)%
Fixed Only	992	(3.0)%	(3.4)%	2,988	(2.7)%	(4.5)%
Voice	342	(5.1)%	(5.3)%	1,040	(3.8)%	(4.5)%
Data	650	(1.9)%	(2.4)%	1,948	(2.1)%	(4.5)%
IT & Integration services	561	4.0%	15.1%	1,610	4.7%	6.2%
Mobile[6]	232	(11.8)%	(11.8)%	716	(4.0)%	(4.0)%

IT and integration services continued to grow but revenues declined on a comparable basis related to legacy services and an adjustment to the mobile equipment sales base in the third quarter of 2017.

Revenues from the Enterprise segment were down 2.2% in the third quarter of 2018 on a comparable basis, the decrease would be limited to -0.5% by excluding the one-off mobile equipment sale, which took place in the third quarter of 2017.

IT and integration services posted 4.0% growth in the third quarter of 2018, after rising 9.7% in the second quarter. The steady growth continued to be driven by the Cloud and Orange Cyberdefense revenues, which were up 10% and 16% respectively year on year.

Data services declined 1.9% in the third quarter, after a 0.9% decline in the second quarter.

Voice services were down 5.1% in the third quarter of 2018, after declining 4.6% in the second quarter.

Mobile was down 11.8% in the third quarter of 2018 (stable excluding the impact from the one-off sale of mobile equipment mentioned above).

International Carriers & Shared Services

	Q3 2018	change	change	9M 2018	change	change
		comparable	historical		comparable	historical
In millions of euros		basis	basis		basis	basis

Revenues	374	(9.2)%	(10.0)%	1,132	(7.2)%	(8.2)%
Wholesale	287	(11.8)%	(12.1)%	856	(10.6)%	(11.2)%
Other revenues	87	1.1%	(1.6)%	276	5.5%	2.5%

Revenues from International Carriers and Shared Services were down 9.2% in the third quarter on a comparable basis, after a decline of 5.9% in the second quarter, with a decline in voice services to international carriers.

Growth in other revenues remained positive, up 1.1% in the third quarter, after rising 4.8% in the second quarter. Other revenues relate to the laying and maintenance of submarine cables, audiovisual content (OCS and Orange Studio), consulting (Sofrecom) and secure-TV access (Viaccess).

Schedule of upcoming events

• 21 February 2019: full-year 2018 results

Contacts

press: +33 1 44 44 93 93 Jean-Bernard Orsoni jeanbernard.orsoni@orange.com Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com financial communication: +33 1 44 44 04 32
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Isabelle Casado
isabelle.casado@orange.com

Samuel Castelo
samuel.castelo@orange.com

Luca Gaballo
luca.gaballo@orange.com

Didier Kohn
didier.kohn@orange.com

individual shareholders: 0 800 05 10 10

Disclaimer

This press release may contain forward-looking statements about Orange, notably on objectives and trends related to Orange’s financial situation, investments, results of operations, business and strategy. These forward-looking statements do not constitute a forecast as defined in EU Commission Regulation No 809/2004 and although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 4 April 2018 with the French Financial Markets Authority (Autorité des marchés financiers - AMF) and in the annual report on Form 20-F filed on 4 April 2018 with the U.S. Securities and Exchange Commission. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: analysis of adjusted consolidated EBITDA

	2018	2017	change
		comparable basis	comparable basis
In millions of euros			(in %)

September 30
Revenues	30,570	30,174	1.3%
External purchases	(13,476)	(13,322)	1.2%
as % of revenues	44.1%	44.2%	(0.1) pt
of which:
Interconnection costs	(3,653)	(3,828)	(4.6)%
as % of revenues	12.0%	12.7%	(0.7) pt
Other network and IT expenses	(2,336)	(2,255)	3.6%
as % of revenues	7.6%	7.5%	0.2 pt
Property, overheads, other expenses and capitalised costs	(2,373)	(2,261)	5.0%
as % of revenues	7.8%	7.5%	0.3 pt
Commercial expenses and content costs	(5,114)	(4,979)	2.7%
as % of revenues	16.7%	16.5%	0.2 pt
Labour expenses	(6,156)	(6,101)	0.9%
as % of revenues	20.1%	20.2%	(0.1) pt
Operating taxes and levies	(1,514)	(1,537)	(1.5)%
Other operating income and expenses	247	158	-
Adjusted EBITDA*	9,671	9,372	3.2%

	2018	2017	change
		comparable basis	comparable basis
In millions of euros			(in %)

3rd quarter
Revenues	10,307	10,250	0.6%
External purchases	(4,486)	(4,484)	0.0%
as % of revenues	43.5%	43.8%	(0.2) pt
of which:
Interconnection costs	(1,232)	(1,289)	(4.4)%
as % of revenues	12.0%	12.6%	(0.6) pt
Other network and IT expenses	(773)	(728)	6.1%
as % of revenues	7.5%	7.1%	0.4 pt
Property, overheads, other expenses and capitalized costs	(778)	(743)	4.7%
as % of revenues	7.5%	7.2%	0.3 pt
Commercial expenses and content costs	(1,703)	(1,725)	(1.3)%
as % of revenues	16.5%	16.8%	(0.3) pt
Labour expenses	(1,946)	(1,950)	(0.2)%
as % of revenues	18.9%	19.0%	(0.1) pt
Operating taxes and levies	(294)	(300)	(2.0)%
Other operating income and expenses	105	65	-
Adjusted EBITDA*	3,687	3,581	3.0%

* Adjustments to the presentation of EBITDA are described in Appendix 2.

Appendix 2: adjusted data to consolidated income statement

2018 data	3rd quarter 2018			September 30, 2018
In millions of euros	Adjusted data	Presentation adjustements	Income statement	Adjusted data	Presentation adjustements	Income statement
Revenues	10,307		10,307	30,570		30,570
External purchases	(4,486)	-	(4,486)	(13,476)	-	(13,476)
Other operating income	191	-	191	515	-	515
Other operating expense	(87)	(6)	(93)	(268)	(9)	(276)
Labour expenses	(1,946)	(91)	(2,037)	(6,156)	(113)	(6,269)
Operating taxes and levies	(294)	-	(294)	(1,514)	(31)	(1,546)
Gains (losses) on disposal	-	(0)	(0)	-	(0)	(0)
Restructuring and integration costs	-	(15)	(15)	-	(77)	(77)
Adjusted EBITDA	3,687	(113)		9,671	(231)
Significant litigation	(6)	6	-	(38)	38	-
Specific labour expenses	(91)	91	-	(115)	115	-
Review of the investments and business portfolio	-	-	-	-	-	-
Restructuring and integration costs	(15)	15	-	(77)	77	-
Reported EBITDA	3,574		3,574	9,440		9,440

2017 pro forma data	3rd quarter 2017			September 30, 2017
In millions of euros	Adjusted data	Presentation adjustements	Income statement	Adjusted data	Presentation adjustements	Income statement
Revenues	10,250		10,250	30,174		30,174
External purchases	(4,484)	-	(4,484)	(13,322)	-	(13,322)
Other operating income	128	(0)	128	480	14	494
Other operating expense	(62)	-	(62)	(321)	(80)	(401)
Labour expenses	(1,950)	(29)	(1,979)	(6,101)	(87)	(6,188)
Operating taxes and levies	(300)	-	(300)	(1,537)	5	(1,531)
Gains (losses) on disposal	-	-	-	-	-	-
Restructuring and integration costs	-	0	0	-	(74)	(74)
Adjusted EBITDA	3,581	(29)		9,372	(222)
Significant litigation	-	-	-	(61)	61	-
Specific labour expenses	(29)	29	-	(87)	87	-
Review of the investments and business portfolio	-	-	-	-	-	-
Restructuring and integration costs	-	-	-	(74)	74	-
Reported EBITDA	3,552		3,552	9,151		9,151

2017 historical data	3rd quarter 2017			September 30, 2017
In millions of euros	Adjusted data	Presentation adjustements	Income statement	Adjusted data	Presentation adjustements	Income statement
Revenues	10,209		10,209	30,297		30,297
External purchases	(4,480)	-	(4,480)	(13,410)	-	(13,410)
Other operating income	126	(0)	126	479	14	493
Other operating expense	(58)	-	(58)	(323)	(80)	(403)
Labour expenses	(1,916)	(29)	(1,945)	(6,087)	(87)	(6,174)
Operating taxes and levies	(300)	-	(300)	(1,544)	5	(1,539)
Gains (losses) on disposal	-	-	-	-	(5)	(5)
Restructuring and integration costs	-	0	0	-	(75)	(75)
Adjusted EBITDA	3,581	(29)		9,411	(228)
Significant litigation	-	-	-	(61)	61	-
Specific labour expenses	(29)	29	-	(87)	87	-
Review of the investments and business portfolio	-	-	-	(5)	5	-
Restructuring and integration costs	-	-	-	(75)	75	-
Reported EBITDA	3,552		3,552	9,183		9,183

Appendix 3: key performance indicators

	September 30, 2018	September 30, 2017
Orange Group		historical basis
Total number of customers* (millions)	261.386	260.399
Convergent customer base (millions)	10.778	10.050
Mobile customers* (millions)	200.922	199.219
- of which contract customers (millions)	74.290	72.721
Fixed broadband customers (millions)	19.866	19.181
- of which high-speed broadband customers (fibre and cable in millions)	5.890	4.335
- of which Broadband Only customers (millions)	9.087	9.131
TV customers (millions)	9.374	8.867
Orange - French market**
Mobile services
Number of customers* (millions)	32.836	31.624
- of which contract customers (millions)	30.170	28.433
Fixed services
Number of broadband customers (millions)	11.639	11.402
Broadband market share at end of period (%)	40.4%***	40.4%
Number of fixed line subscribers (millions)	18.006	18.462
France
Convergence
Number of customers* (millions)	6.119	5.851
Convergent ARPO (euros)	65.1	62.5
Mobile services
Number of customers* (millions)	21.788	21.826
- of which convergent offers customers (millions)	9.620	8.955
- of which Mobile Only customers (millions)	12.168	12.871
Mobile Only ARPO (euros)	17.3	16.9
Fixed services
Number of broadband customers (millions)	11.389	11.143
- of which high-speed broadband customers (millions)	2.405	1.835
- of which Fixed Only Broadband customers (millions)	5.270	5.292
TV customers (millions)	6.959	6.841
Fixed Only Broadband ARPO (euros)	39.0	37.8
Number of fixed line subscribers (millions)	15.544	15.848
Number of wholesale lines (millions)	13.316	13.835
Spain
Convergence
Number of customers* (millions)	3.123	3.086
Convergent ARPO (euros)	58.5	58.7
Mobile services
Number of customers* (millions)	16.127	15.913
- of which convergent offers customers (millions)	5.877	5.713
- of which Mobile Only customers (millions)	10.250	10.200
Mobile Only ARPO (euros)	12.6	12.6
Number of MVNO customers (millions)	3.476	2.825
Fixed services
Number of broadband customers (millions)	4.136	4.168
- of which FTTH customers (millions)	2.721	2.084
- of which Fixed Only Broadband customers (millions)	1.013	1.082
TV customers (thousands)	685	593
Fixed Only Broadband ARPO (euros)	31.6	31.1

* Excluding customers of MVNOs
** Customers from Orange France and Enterprise sector in France.
*** Company estimate.

	September 30, 2018	September 30, 2017
Europe**
Convergence
Number of customers* (millions)	1.536	1.113
Mobile services
Number of customers* (millions)	33.710	33.284
- of which convergent offers customers (millions)	2.847	1.980
- of which Mobile Only customers (millions)	30.863	31.304
Fixed services
Number of broadband customers (millions)	3.173	2.838
- of which high-speed broadband customers (thousands)	698	406
- of which Fixed Only Broadband customers (millions)	1.638	1.725
TV customers (millions)	1.730	1.433
Africa & Middle East
Mobile services
Number of customers* (millions)	118.248	118.399
- of which contract customers (millions)	8.858	10.063
Fixed services
Number of Fixed broadband customers (thousands)	917	774
Total number of telephone lines (thousands)	955	942
Enterprise
France
Mobile services
Number of contract customers* (millions)	11.048	9.798
- of which machine-to-machine (millions)	8.182	7.055
Fixed services
Number of fixed lines (millions)	2.461	2.614
Number of IP-VPN accesses (thousands)	298	296
Number of XoIP connections (thousands)	88	83
World
Number of IP-VPN accesses worldwide (thousands)	356	352

* Excluding customers of MVNOs.

** Key figures by European country are posted on the Group website, orange.com, under the Investors section, in the document titled “Orange investors data book Q3 2018”, which can be accessed directly from the following link:
https://www.orange.com/en/Investors/Results-and-presentation/Folder/All-consolidated-results

Appendix 4: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Reported EBITDA: operating income before depreciation and amortisation, before impacts related to acquisitions of controlling interests, before reversal of reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. Reported EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

Adjusted EBITDA: reported EBITDA (see definition), adjusted for the impacts of key disputes, specific personnel expenses, the review of the portfolio of shares and operations, restructuring and consolidation costs, and, as applicable, other specific and systematically identified items. Adjusted EBITDA is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases. CAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Operating Cash Flow: corresponds to adjusted EBITDA less CAPEX. Orange uses this indicator to measure the performance of the Group in generating cash from its operations. Operating Cash Flow is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[7]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Change refers to data on a comparable basis.

[2] On a comparable basis. See the main adjustment and impacts explained on page 3.

[3] Download speeds greater than or equal to 100 Mbps.

[4] Fixed Only narrowband corresponds to traditional fixed-line telephony services.

[5] Financial data and key figures by country for Europe are on the Group website, orange.com, within the Investors section, in the document titled “Orange investors data book Q3 2018”, which can be accessed directly with the following link: https://www.orange.com/fr/Investisseurs/Resultats-et-presentations/Folder/Tous-les-resultats-consolides

[6] Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

[7] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: October 25, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations